

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Kevin P. Zdimal
Chief Financial Officer
Carlisle Companies Inc.
16430 North Scottsdale Road, Suite 400
Scottsdale, Arizona 85254

Re: Carlisle Companies Inc.
Form 10-K, as amended, for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
File No. 001-09278

Dear Kevin P. Zdimal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K/A, Amendment No. 1, for the year ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 20

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item. In addition, when you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Please apply this comment to both your consolidated and segment results of operations. As an example, your disclosures on page 20 attribute the increase in revenues to positive pricing across all segments, contributions from an acquisition, and higher sales volumes, partially offset by unfavorable foreign currency impacts. See Item 303 of Regulation S-K, including Item 303(b)(2), and SEC Release No. 33-8350.

Liquidity and Capital Resources

Sources and Uses of Cash and Cash Equivalents, page 26

2.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Estimates

Revenue Recognition, page 31

3.   Within the last bullet of this section, you disclose that critical judgments and estimates related to revenue recognition for certain customer contracts includes the measurement of revenue "using the key inputs of expected gross margin and inventory in our possession." Please tell us and revise your disclosures to clarify what this bullet is intending to convey. To the extent this disclosure pertains to accounting for performance obligation satisfied over time, ensure you provide the disclosures required by ASC 606-10-50-18.

Note 17 - Commitments and Contingencies

Litigation, page 74

4.   Please address the following comments related to your asbestos-related claims:

- We note your disclosure that you "may recognize expenses for indemnity and defense costs in particular periods if and when it becomes probable that such costs will not be covered by insurance." As this disclosures suggests that you may not record litigation expense if covered by insurance, please clarify for us whether or not you separately account for and record litigation accruals and insurance recoveries on a gross basis.

- Tell us where on the balance sheet you classify litigation-related insurance receivables and contingency accruals. If presented on a net basis, tell us how the balances meet the right of setoff criteria specified in ASC 210-20-45-1.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing